UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 2, 2025

Gryphon Digital Mining, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-39096	83-2242651
(Commission File Number)	(IRS Employer Identification No.)

1180 N. Town Center Drive, Suite 100
Las Vegas, NV	89144
(Address of Principal Executive Offices)	(Zip Code)

(702) 945-2700

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	GRYP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

ABTC Merger

As previously disclosed, on May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon, GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon, and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

This Current Report on Form 8-K (this “Current Report”) is being filed to provide updated information about ABTC. ABTC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2025 is attached to this Current Report as Exhibit 99.1 and is incorporated herein by reference. The unaudited financial statements of ABTC as of and for the three and six months ended June 30, 2025 are attached to this Current Report as Exhibit 99.2 and are incorporated herein by reference. The unaudited pro forma condensed combined balance sheet as of June 30, 2025, the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 are attached to this Current Report as Exhibit 99.3 and are incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements, include, but are not limited to, statements relating to the structure, timing, and completion of the previously announced stock-for-stock merger transaction between American Bitcoin and Gryphon (the “Transaction”), the combined company’s listing and trading on Nasdaq after the closing of the proposed Transaction, the expected management and composition of the board of directors of the combined company following the closing of the proposed Transaction, and the vision, goals, and trajectory of Gryphon, American Bitcoin and the combined company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by American Bitcoin and Gryphon as of the date of this Current Report, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the possibility that the proposed Transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all; risks related to American Bitcoin’s initial listing on Nasdaq following closing of the proposed Transaction; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed Transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the proposed Transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of Gryphon and American Bitcoin’s management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; and other factors that may affect the future business, results, financial position and prospects of American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and other documents subsequently filed by Gryphon with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the Registration Statement on Form S-4 filed with the SEC on June 6, 2025, as amended on July 29, 2025 (the “Registration Statement”), which was declared effective by the SEC on July 31, 2025.

Additional Information and Where to Find it

This information contained in this Current Report relates to a proposed Transaction between American Bitcoin and Gryphon. In connection with the proposed Transaction, Gryphon has filed with the SEC the Registration Statement to register the Class A common stock to be issued by Gryphon in connection with the proposed Transaction. The Registration Statement includes a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 31, 2025. Gryphon filed the definitive Proxy Statement/Prospectus with the SEC on July 31, 2025, and the Proxy Statement/Prospectus was first mailed to Gryphon stockholders on or about August 1, 2025. Each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed Transaction. These communications are not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF GRYPHON ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

No Offer or Solicitation

The information in this Current Report for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

Set forth below is a list of Exhibits included as part of this Current Report.

Exhibit No.	Description
99.1	American Bitcoin Corp. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2025.
99.2	Unaudited Combined Financial Statements of American Bitcoin Corp. as of and for the three and six months ended June 30, 2025 and 2024.
99.3	Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2024, and as of and for the six months ended June 30, 2025.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRYPHON DIGITAL MINING, INC.
Date: September 2, 2025
	By:	/s/ Steve Gutterman
		Name:	Steve Gutterman
		Title:	Chief Executive Officer

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